15 Mountain View Road,                          FINANCIAL INSTITUTION INVESTMENT
Warren, New Jersey 07059                        COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):   Bond Number: 82069532

STEWART CAPITAL MUTUAL FUNDS

                                                FEDERAL INSURANCE COMPANY

800 Philadelphia Street                         Incorporated under the laws of
INDIANA, PA 15701                               Indiana a stock insurance
                                                company herein called the
                                                COMPANY Capital Center, 251
                                                North Illinois, Suite 1100
                                                Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on December 29, 2006
                       to 12:01 a.m. on January 1, 2008

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

        If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                          DEDUCTIBLE
INSURING CLAUSE                      LIMIT OF LIABILITY     AMOUNT
---------------                      ------------------   ----------
1.  Employee                              $250,000          $25,000
2.  On Premises                           $250,000          $25,000
3.  In Transit                            $250,000          $25,000
4.  Forgery or Alteration                 $250,000          $25,000
5.  Extended Forgery                      $250,000          $25,000
6.  Counterfeit Money                     $250,000          $25,000
7.  Threats to Person                     $250,000          $25,000
8.  Computer System                       $250,000          $25,000
9.  Voice Initiated Funds Transfer
    Instruction                           $250,000          $25,000
10. Uncollectible Items of Deposit        $250,000          $25,000
11. Audit Expense                         $  5,000          $  None

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1-3

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

                            The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee                    1.   Loss resulting directly from LARCENY or
                                 EMBEZZLEMENT committed by any EMPLOYEE, alone
                                 or in collusion with others.

On Premises                 2.   Loss of PROPERTY resulting directly from
                                 robbery, burglary, false pretenses, common law
                                 or statutory larceny, misplacement, mysterious
                                 unexplainable disappearance, damage,
                                 destruction or removal, from the possession,
                                 custody or control of the ASSURED, while such
                                 PROPERTY is lodged or deposited at premises
                                 located anywhere.

In Transit                  3.   Loss of PROPERTY resulting directly from common
                                 law or statutory larceny, misplacement,
                                 mysterious unexplainable disappearance, damage
                                 or destruction, while the PROPERTY is in
                                 transit anywhere:

                                 a.   in an armored motor vehicle, including
                                      loading and unloading thereof,

                                 b. in the custody of a natural person acting as a messenger of the ASSURED, or

                                 c. in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:

                                      (1)  written records,

                                      (2)  securities issued in registered form,
                                           which are not endorsed or are
                                           restrictively endorsed, or

                                      (3)  negotiable instruments not payable to
                                           bearer, which are not endorsed or are
                                           restrictively endorsed.

                            Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(continued)

Forgery Or Alteration       4.   Loss resulting directly from:

                                 a.   FORGERY on, or fraudulent material
                                      alteration of, any bills of exchange,
                                      checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                                 b.   transferring, paying or delivering any
                                      funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                            excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                            For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery            5.   Loss resulting directly from the ASSURED
                                 having, in good faith, and in the ordinary
                                 course of business, for its own account or the
                                 account of others in any capacity:

                                 a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
                                      SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                      INSTRUMENTS which prove to:

                                      (1)  bear a FORGERY or a fraudulently
                                           material alteration,

                                      (2)  have been lost or stolen, or

                                      (3)  be COUNTERFEIT, or

                                 b.   guaranteed in writing or witnessed any
                                      signatures on any transfer, assignment,
                                      bill of sale, power of attorney,
                                      guarantee, endorsement or other obligation upon or in connection with any SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS.

                                 Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR
                                 OTHER WRITTEN INSTRUMENTS by an EMPLOYEE,
                                 CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

Extended Forgery                 For the purpose of this INSURING CLAUSE, a
(continued)                      mechanically reproduced facsimile signature is
                                 treated the same as a handwritten signature.

Counterfeit Money           6.   Loss resulting directly from the receipt by the
                                 ASSURED in good faith of any COUNTERFEIT money.

Threats To Person           7.   Loss resulting directly from surrender of
                                 PROPERTY away from an office of the ASSURED as
                                 a result of a threat communicated to the
                                 ASSURED to do bodily harm to an EMPLOYEE as
                                 defined in Section 1.e. (1), (2) and (5), a
                                 RELATIVE or invitee of such EMPLOYEE, or a
                                 resident of the household of such EMPLOYEE, who
                                 is, or allegedly is, being held captive
                                 provided, however, that prior to the surrender
                                 of such PROPERTY:

                                 a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                                 b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat. It is agreed that for purposes of this INSURING
                                      CLAUSE, any EMPLOYEE of the ASSURED, as
                                      set forth in the preceding paragraph,
                                      shall be deemed to be an ASSURED
                                      hereunder, but only with respect to the
                                      surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

Computer System             8.   Loss resulting directly from fraudulent:

                                 a.   entries of data into, or

                                 b.   changes of data elements or programs
                                      within, a COMPUTER SYSTEM, provided the
                                      fraudulent entry or change causes:

                                      (1)  funds or other property to be
                                           transferred, paid or delivered,

                                      (2)  an account of the ASSURED or of its
                                           customer to be added, deleted,
                                           debited or credited, or

                                      (3)  an unauthorized account or a
                                           fictitious account to be debited or
                                           credited.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(continued)

Voice Initiated Funds       9.   Loss resulting directly from VOICE INITIATED
Transfer Instruction             FUNDS TRANSFER INSTRUCTION directed to the
                                 ASSURED authorizing the transfer of dividends
                                 or redemption proceeds of INVESTMENT COMPANY
                                 shares from a CUSTOMER'S account, provided such
                                 VOICE INITIATED FUNDS TRANSFER INSTRUCTION was:

                                 a. received at the ASSURED'S offices by those EMPLOYEES of the ASSURED specifically authorized to receive the VOICE INITIATED
                                      FUNDS TRANSFER INSTRUCTION,

                                 b.   made by a person purporting to be a
                                      CUSTOMER, and

                                 c.   made by said person for the purpose of
                                      causing the ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.

                                 In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS
                                 TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated
                                 Procedures outlined in the APPLICATION
                                 furnished to the COMPANY.

Uncollectible Items of      10.  Loss resulting directly from the ASSURED having
Deposit                          credited an account of a customer, shareholder
                                 or subscriber on the faith of any ITEMS OF
                                 DEPOSIT which prove to be uncollectible,
                                 provided that the crediting of such account
                                 causes:

                                 a.   redemptions or withdrawals to be
                                      permitted,

                                 b.   shares to be issued, or

                                 c.   dividends to be paid,

                                 from an account of an INVESTMENT COMPANY.

                                 In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF
                                 DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                                 ITEMS OF DEPOSIT shall not be deemed
                                 uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense               11.  Expense incurred by the ASSURED for that part
                                 of the cost of audits or examinations required
                                 by any governmental regulatory authority or
                                 self-regulatory organization to be conducted by
                                 such authority, organization or their appointee
                                 by reason of the discovery of loss sustained by
                                 the ASSURED and covered by this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

Additional Companies             A.   If more than one corporation, or
Included As Assured                   INVESTMENT COMPANY, or any combination of
                                      them is included as the ASSURED herein:

                                      (1)  The total liability of the COMPANY
                                           under this Bond for loss or losses
                                           sustained by any one or more or all
                                           of them shall not exceed the limit
                                           for which the COMPANY would be liable
                                           under this Bond if all such loss were
                                           sustained by any one of them.

                                      (2)  Only the first named ASSURED shall be
                                           deemed to be the sole agent of the
                                           others for all purposes under this
                                           Bond, including but not limited to
                                           the giving or receiving of any notice
                                           or proof required to be given and for
                                           the purpose of effecting or accepting
                                           any amendments to or termination of
                                           this Bond. The COMPANY shall furnish
                                           each INVESTMENT COMPANY with a copy
                                           of the Bond and with any amendment
                                           thereto, together with a copy of each
                                           formal filing of claim by any other
                                           named ASSURED and notification of the
                                           terms of the settlement of each such
                                           claim prior to the execution of such
                                           settlement.

                                      (3)  The COMPANY shall not be responsible
                                           for the proper application of any
                                           payment made hereunder to the first
                                           named ASSURED.

                                      (4)  Knowledge possessed or discovery made
                                           by any partner, director, trustee,
                                           officer or supervisory employee of
                                           any ASSURED shall constitute
                                           knowledge or discovery by all the
                                           ASSUREDS for the purposes of this
                                           Bond.

                                      (5)  If the first named ASSURED ceases for
                                           any reason to be covered under this
                                           Bond, then the ASSURED next named on
                                           the APPLICATION shall thereafter be
                                           considered as the first named ASSURED
                                           for the purposes of this Bond.

Representation Made By           B.   The ASSURED represents that all
Assured                               information it has furnished in the
                                      APPLICATION for this Bond or otherwise is
                                      complete, true and correct. Such
                                      APPLICATION and other information
                                      constitute part of this Bond.

                                      The ASSURED must promptly notify the
                                      COMPANY of any change in any fact or
                                      circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                      Any intentional misrepresentation,
                                      omission, concealment or incorrect
                                      statement of a material fact, in the
                                      APPLICATION or otherwise, shall be grounds for recision of this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(continued)

Additional Offices Or            C.   If the ASSURED, other than an INVESTMENT
Employees - Consolidation,            COMPANY, while this Bond is in force,
Merger Or Purchase Or                 merges or consolidates with, or purchases
Acquisition Of Assets                 or acquires assets or liabilities of
OrLiabilities - Notice To             another institution, the ASSURED shall not
Company                               have the coverage afforded under this Bond
                                      for loss which has:

                                      (1)  occurred or will occur on premises,
                                           or

                                      (2)  been caused or will be caused by an
                                           employee, or

                                      (3)  arisen or will arise out of the
                                           assets or liabilities,

                                      of such institution, unless the ASSURED:

                                      a.   gives the COMPANY written notice of
                                           the proposed consolidation, merger or
                                           purchase or acquisition of assets or
                                           liabilities prior to the proposed
                                           effective date of such action, and

                                      b.   obtains the written consent of the
                                           COMPANY to extend some or all of the
                                           coverage provided by this Bond to
                                           such additional exposure, and

                                      c.   on obtaining such consent, pays to
                                           the COMPANY an additional premium.

Change Of Control -              D.   When the ASSURED learns of a change in
Notice To Company                     control (other than in an INVESTMENT
                                      COMPANY), as set forth in Section 2(a) (9)
                                      of the Investment Company Act of 1940, the
                                      ASSURED shall within sixty (60) days give
                                      written notice to the COMPANY setting
                                      forth:

                                      (1)  the names of the transferors and
                                           transferees (or the names of the
                                           beneficial owners if the voting
                                           securities are registered in another
                                           name),

                                      (2)  the total number of voting securities
                                           owned by the transferors and the
                                           transferees (or the beneficial
                                           owners), both immediately before and
                                           after the transfer, and

                                      (3)  the total number of outstanding
                                           voting securities.

                                      Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And                  E.   The COMPANY will indemnify the ASSURED for
Attorneys' Fees                       court costs and reasonable attorneys' fees
                                      incurred and paid by the ASSURED in
                                      defense, whether or not successful,
                                      whether or not fully litigated on the
                                      merits and whether or not settled, of any
                                      claim, suit or legal proceeding with
                                      respect to which the ASSURED would be
                                      entitled to recovery under this Bond.
                                      However, with respect to INSURING CLAUSE
                                      1., this Section shall only apply in the
                                      event that:

                                      (1)  an EMPLOYEE admits to being guilty of
                                           LARCENY OR EMBEZZLEMENT,

                                      (2)  an EMPLOYEE is adjudicated to be
                                           guilty of LARCENY OR EMBEZZLEMENT, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

Court Costs And                       (3)  in the absence of 1 or 2 above, an
Attorneys' Fees                            arbitration panel agrees, after a
(continued)                                review of an agreed statement of
                                           facts between the COMPANY and the
                                           ASSURED, that an EMPLOYEE would be
                                           found guilty of LARCENY OR
                                           EMBEZZLEMENT if such EMPLOYEE were
                                           prosecuted.

                                 The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The
                                 ASSURED shall provide all reasonable
                                 information and assistance as required by the COMPANY for such defense.

                                 If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                 If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE
                                 AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                 If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF
                                 LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
                                 LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                                 If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE
                                 AMOUNT, if any, but within the LIMIT OF
                                 LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                                 Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the
                                 DECLARATIONS.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND
LIMITATIONS

Definitions                 1.   As used in this Bond:

                                 a. COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                                 b.   COUNTERFEIT means an imitation of an
                                      actual valid original which is intended to deceive and be taken as the original.

                                 c. CUSTODIAN means the institution designated by an INVESTMENT COMPANY to maintain possession and control of its assets.

                                 d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER
                                      INSTRUCTION.

                                 e.   EMPLOYEE means:

                                      (1)  an officer of the ASSURED,

                                      (2)  a natural person while in the regular
                                           service of the ASSURED at any of the
                                           ASSURED'S premises and compensated
                                           directly by the ASSURED through its
                                           payroll system and subject to the
                                           United States Internal Revenue
                                           Service Form W-2 or equivalent income
                                           reporting plans of other countries,
                                           and whom the ASSURED has the right to
                                           control and direct both as to the
                                           result to be accomplished and details
                                           and means by which such result is
                                           accomplished in the performance of
                                           such service,

                                      (3)  a guest student pursuing studies or
                                           performing duties in any of the
                                           ASSURED'S premises,

                                      (4)  an attorney retained by the ASSURED
                                           and an employee of such attorney
                                           while either is performing legal
                                           services for the ASSURED,

                                      (5)  a natural person provided by an
                                           employment contractor to perform
                                           employee duties for the ASSURED under
                                           the ASSURED'S supervision at any of
                                           the ASSURED'S premises,

                                      (6)  an employee of an institution merged
                                           or consolidated with the ASSURED
                                           prior to the effective date of this
                                           Bond,

                                      (7)  a director or trustee of the ASSURED,
                                           but only while performing acts within
                                           the scope of the customary and usual
                                           duties of any officer or other
                                           employee of the ASSURED or while
                                           acting as a member of any committee
                                           duly elected or appointed to examine
                                           or audit or have custody of or access
                                           to PROPERTY of the ASSURED, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND
LIMITATIONS

Definitions                 (8)  each natural person, partnership or corporation
(continued)                      authorized by written agreement with the
                                 ASSURED to perform services as electronic data
                                 processor of checks or other accounting records
                                 related to such checks but only while such
                                 person, partnership or corporation is actually
                                 performing such services and not:

                                 a.   creating, preparing, modifying or
                                      maintaining the ASSURED'S computer
                                      software or programs, or

                                 b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

                            (9)  any partner, officer or employee of an
                                 investment advisor, an underwriter
                                 (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an INVESTMENT COMPANY while performing acts coming within the scope of the customary and usual duties of an officer or employee of an INVESTMENT COMPANY or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to PROPERTY of AN INVESTMENT COMPANY.

                                 The term EMPLOYEE shall not include any
                                 partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                 a.   which is not an "affiliated person" (as
                                      defined in Section 2(a) of the Investment
                                      Company Act of 1940) of an INVESTMENT
                                      COMPANY or of the investment advisor or
                                      underwriter (distributor) of such
                                      INVESTMENT COMPANY, or

                                 b.   which is a "bank" (as defined in Section
                                      2(a) of the Investment Company Act of
                                      1940).

                                      This Bond does not afford coverage in
                                      favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from LARCENY OR
                                      EMBEZZLEMENT committed by any of the
                                      partners, officers or employees of such
                                      employers, whether acting alone or in
                                      collusion with others, an assignment of
                                      such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

                                 Each employer of persons as set forth in e.(4),
                                 (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                                 Independent contractors not specified in e.(4),
                                 (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered
                                 EMPLOYEES.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

CONDITIONS AND
LIMITATIONS

Definitions                      f.   FORGERY means the signing of the name of
(continued)                           another natural person with the intent to
                                      deceive but does not mean a signature
                                      which consists in whole or in part of
                                      one's own name, with or without authority,
                                      in any capacity for any purpose.

                                 g.   INVESTMENT COMPANY means any investment
                                      company registered under the Investment
                                      Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                                 h. ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                                 i. LARCENY OR EMBEZZLEMENT means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                                 j.   PROPERTY means money, revenue and other
                                      stamps; securities; including any note,
                                      stock, treasury stock, bond, debenture,
                                      evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company
                                      Act of 1940, any other certificate of
                                      interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances;
                                      checks; withdrawal orders; money orders;
                                      travelers' letters of credit; bills of
                                      lading; abstracts of title; insurance
                                      policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                                 k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                                 l.   SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                      INSTRUMENTS means original (including
                                      original counterparts) negotiable or
                                      non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS

Definitions                      m.   SUBSIDIARY means any organization that, at
(continued)                           the inception date of this Bond, is named
                                      in the APPLICATION or is created during
                                      the BOND PERIOD and of which more than
                                      fifty percent (50%) of the outstanding
                                      securities or voting rights representing
                                      the present right to vote for election of
                                      directors is owned or controlled by the
                                      ASSURED either directly or through one or
                                      more of its subsidiaries.

                                 n.   TRANSPORTATION COMPANY means any
                                      organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                                 o.   VOICE INITIATED ELECTION means any
                                      election concerning dividend options
                                      available to INVESTMENT COMPANY
                                      shareholders or subscribers which is
                                      requested by voice over the telephone.

                                 p.   VOICE INITIATED REDEMPTION means any
                                      redemption of shares issued by an
                                      INVESTMENT COMPANY which is requested by voice over the telephone.

                                 q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means any VOICE INITIATED REDEMPTION or VOICE INITIATED ELECTION.

                                 For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -        2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Applicable to All
Insuring Clauses                 a.   loss not reported to the COMPANY in
                                      writing within sixty (60) days after
                                      termination of this Bond as an entirety;

                                 b.   loss due to riot or civil commotion
                                      outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection.
                                      This Section 2.b., however, shall not
                                      apply to loss which occurs in transit in the circumstances recited in INSURING
                                      CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                                 c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                                 d.   loss of potential income including, but
                                      not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                                 e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                                 f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING
                                      CLAUSE 11.;

                                 g.   loss resulting from indirect or
                                      consequential loss of any nature;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND
LIMITATIONS

General Exclusions -             h.   loss resulting from dishonest acts by any
Applicable to All                     member of the Board of Directors or Board
Insuring Clauses                      of Trustees of the ASSURED who is not an
(continued)                           EMPLOYEE, acting alone or in collusion
                                      with others;

                                 i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any EMPLOYEE:

                                      (1)  of any law regulating:

                                           a.   the issuance, purchase or sale
                                                of securities,

                                           b.   securities transactions on
                                                security or commodity exchanges
                                                or the over the counter market,

                                           c.   investment companies,

                                           d.   investment advisors, or

                                      (2)  of any rule or regulation made
                                           pursuant to any such law; or

                                 j. loss of confidential information, material or data;

                                 k.   loss resulting from voice requests or
                                      instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions -       3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All                COVER:
Insuring Clauses Except
Insuring Clause 1.               a.   loss caused by an EMPLOYEE, provided,
                                      however, this Section 3.a. shall not apply
                                      to loss covered under INSURING CLAUSE 2.
                                      or 3. which results directly from
                                      misplacement, mysterious unexplainable
                                      disappearance, or damage or destruction of
                                      PROPERTY;

                                 b.   loss through the surrender of property
                                      away from premises of the ASSURED as a
                                      result of a threat:

                                      (1)  to do bodily harm to any natural
                                           person, except loss of PROPERTY in
                                           transit in the custody of any person
                                           acting as messenger of the ASSURED,
                                           provided that when such transit was
                                           initiated there was no knowledge by
                                           the ASSURED of any such threat, and
                                           provided further that this Section
                                           3.b. shall not apply to INSURING
                                           CLAUSE 7., or

                                      (2)  to do damage to the premises or
                                           PROPERTY of the ASSURED;

                                 c.   loss resulting from payments made or
                                      withdrawals from any account involving
                                      erroneous credits to such account;

                                 d. loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                                 e.   loss of property while in the mail;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND
LIMITATIONS

Specific Exclusions -            f.   loss resulting from the failure for any
Applicable To All                     reason of a financial or depository
Insuring Clauses Except               institution, its receiver or other
Insuring Clause 1.                    liquidator to pay or deliver funds or
(continued)                           other PROPERTY to the ASSURED provided
                                      further that this Section 3.f. shall not
                                      apply to loss of PROPERTY resulting
                                      directly from robbery, burglary,
                                      misplacement, mysterious unexplainable
                                      disappearance, damage, destruction or
                                      removal from the possession, custody or
                                      control of the ASSURED.

                                 g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                                 h.   loss resulting from entries or changes
                                      made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER
                                      SYSTEM; or

                                 i. loss resulting directly or indirectly from the input of data into a COMPUTER SYSTEM terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -       4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All                COVER:
Insuring Clauses Except
Insuring Clauses 1., 4.,         a.   loss resulting from the complete or
And 5.                                partial non-payment of or default on any
                                      loan whether such loan was procured in
                                      good faith or through trick, artifice,
                                      fraud or false pretenses; provided,
                                      however, this Section 4.a. shall not apply
                                      to INSURING CLAUSE 8.;

                                 b.   loss resulting from forgery or any
                                      alteration;

                                 c.   loss involving a counterfeit provided,
                                      however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-     5.   At all times prior to termination of this Bond,
Reduction And Non-               this Bond shall continue in force for the limit
Accumulation Of Liability        stated in the applicable sections of ITEM 2. of
                                 the DECLARATIONS, notwithstanding any previous
                                 loss for which the COMPANY may have paid or be
                                 liable to pay under this Bond provided,
                                 however, that the liability of the COMPANY
                                 under this Bond with respect to all loss
                                 resulting from:

                                 a.   any one act of burglary, robbery or
                                      hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                                 b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                                 c.   all acts, other than those specified in a.
                                      above, of any one person, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND
LIMITATIONS

Limit Of Liability/Non-          d.   any one casualty or event other than those
Reduction And Non-                    specified in a., b., or c. above, shall be
Accumulation Of Liability             deemed to be one loss and shall be limited
(continued)                           to the applicable LIMIT OF LIABILITY
                                      stated in ITEM 2. of the DECLARATIONS of
                                      this Bond irrespective of the total amount
                                      of such loss or losses and shall not be
                                      cumulative in amounts from year to year or
                                      from period to period.

                                 All acts, as specified in c. above, of any one person which

                                 i.   directly or indirectly aid in any way
                                      wrongful acts of any other person or
                                      persons, or

                                 ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery                   6.   This Bond applies only to loss first discovered
                                 by an officer of the ASSURED during the BOND
                                 PERIOD. Discovery occurs at the earlier of an
                                 officer of the ASSURED being aware of:

                                 a. facts which may subsequently result in a loss of a type covered by this Bond, or

                                 b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                                 regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -         7.   a.   The ASSURED shall give the COMPANY notice
Proof - Legal Proceedings             thereof at the earliest practicable
Against Company                       moment, not to exceed sixty (60) days
                                      after discovery of loss, in an amount that
                                      is in excess of 50% of the applicable
                                      DEDUCTIBLE AMOUNT, as stated in ITEM 2. of
                                      the DECLARATIONS.

                                 b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                                 c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                                 d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                                 e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND
LIMITATIONS

Notice To Company -              f.   Proof of loss involving VOICE INITIATED
Proof - Legal Proceedings             FUNDS TRANSFER INSTRUCTION shall include
Against Company                       electronic recordings of such
(continued)                           instructions.

Deductible Amount           8.   The COMPANY shall not be liable under any
                                 INSURING CLAUSES of this Bond on account of
                                 loss unless the amount of such loss, after
                                 deducting the net amount of all reimbursement
                                 and/or recovery obtained or made by the
                                 ASSURED, other than from any Bond or policy of
                                 insurance issued by an insurance company and
                                 covering such loss, or by the COMPANY on
                                 account thereof prior to payment by the COMPANY
                                 of such loss, shall exceed the DEDUCTIBLE
                                 AMOUNT set forth in ITEM 3. of the
                                 DECLARATIONS, and then for such excess only,
                                 but in no event for more than the applicable
                                 LIMITS OF LIABILITY stated in ITEM 2. of the
                                 DECLARATIONS.

                                 There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

Valuation                   9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                 The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                 The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                                 In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                 OTHER PROPERTY

                                 The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND
LIMITATIONS
(continued)

Securities Settlement       10.  In the event of a loss of securities covered
                                 under this Bond, the COMPANY may, at its sole
                                 discretion, purchase replacement securities,
                                 tender the value of the securities in money, or
                                 issue its indemnity to effect replacement
                                 securities.

                                 The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                 a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT
                                      - one hundred (100%) percent;

                                 b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                                 c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT
                                      OF LIABILITY bears to the value of the
                                      securities.

                                 The value referred to in Section 10.a., b., and
                                 c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                 The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond;
                                 however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                 The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment    11.  In the event of a payment under this Bond, the
- Recovery                       COMPANY shall be subrogated to all of the
                                 ASSURED'S rights of recovery against any person
                                 or entity to the extent of such payment. On
                                 request, the ASSURED shall deliver to the
                                 COMPANY an assignment of the ASSURED'S rights,
                                 title and interest and causes of action against
                                 any person or entity to the extent of such
                                 payment.

                                 Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                                 a.   first, to the satisfaction of the
                                      ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
                                      LIABILITY,

                                 b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                                 c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND
LIMITATIONS

Subrogation - Assignment         d.   fourth, to the ASSURED in satisfaction of
- Recovery                            any loss suffered by the ASSURED which was
(continued)                           not covered under this Bond.

                                 Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured      12.  At the COMPANY'S request and at reasonable
                                 times and places designated by the COMPANY, the
                                 ASSURED shall:

                                 a. submit to examination by the COMPANY and subscribe to the same under oath,

                                 b. produce for the COMPANY'S examination all pertinent records, and

                                 c. cooperate with the COMPANY in all matters pertaining to the loss.

                                 The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination                 13.  If the Bond is for a sole ASSURED, it shall not
                                 be terminated unless written notice shall have
                                 been given by the acting party to the affected
                                 party and to the Securities and Exchange
                                 Commission, Washington, D.C., not less than
                                 sixty (60) days prior to the effective date of
                                 such termination.

                                 If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington,
                                 D.C., not less than sixty (60) days prior to the effective date of such termination.

                                 This Bond will terminate as to any one ASSURED, other than an INVESTMENT COMPANY:

                                 a.   immediately on the taking over of such
                                      ASSURED by a receiver or other liquidator or by State or Federal officials, or

                                 b.   immediately on the filing of a petition
                                      under any State or Federal statute
                                      relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                                 c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                                 The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND
LIMITATIONS

Termination                      If any partner, director, trustee, or officer
(continued)                      or supervisory employee of an ASSURED not
                                 acting in collusion with an EMPLOYEE learns of
                                 any dishonest act committed by such EMPLOYEE at
                                 any time, whether in the employment of the
                                 ASSURED or otherwise, whether or not such act
                                 is of the type covered under this Bond, and
                                 whether against the ASSURED or any other person
                                 or entity, the ASSURED:

                                 a.   shall immediately remove such EMPLOYEE
                                      from a position that would enable such
                                      EMPLOYEE to cause the ASSURED to suffer a loss covered by this Bond; and

                                 b. within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                                 The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT
                                 COMPANY and the Securities and Exchange
                                 Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.

Other Insurance             14.  Coverage under this Bond shall apply only as
                                 excess over any valid and collectible
                                 insurance, indemnity or suretyship obtained by
                                 or on behalf of:

                                 a.   the ASSURED,

                                 b.   a TRANSPORTATION COMPANY, or

                                 c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the PROPERTY involved.

Conformity                  15.  If any limitation within this Bond is
                                 prohibited by any law controlling this Bond's
                                 construction, such limitation shall be deemed
                                 to be amended so as to equal the minimum period
                                 of limitation provided by such law.

Change or Modification      16.  This Bond or any instrument amending or
                                 affecting this Bond may not be changed or
                                 modified orally. No change in or modification
                                 of this Bond shall be effective except when
                                 made by written endorsement to this Bond signed
                                 by an authorized representative of the COMPANY.

                                 If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND
LIMITATIONS

Change or Modification           If this Bond is for a joint ASSURED, no charge
(continued)                      or modification which would adversely affect
                                 the rights of the ASSURED shall be effective
                                 prior to sixty (60) days after written notice
                                 has been furnished to all insured INVESTMENT
                                 COMPANIES and to the Securities and Exchange
                                 Commission, Washington, D.C., by the COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

Effective date of
this endorsement: December 29, 2006    FEDERAL INSURANCE COMPANY
                                       Endorsement No.: 1
                                       To be attached to and form a part of
                                       BOND Number: 82069532

Issued to: STEWART CAPITAL MUTUAL FUNDS

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 31, 2007


Form 14-02-9228 (Ed. 4/2004)

                                                               ENDORSEMENT/RIDER

Effective date of this
endorsement/rider: December 29, 2006   FEDERAL INSURANCE COMPANY
                                       Endorsement/Rider No. 2
                                       To be attached to and form a part of
                                       Bond No. 82069532

Issued to: STEWART CAPITAL MUTUAL FUNDS

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.


17-02-2437 (12/2006) rev. Page 1

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                                                               ENDORSEMENT/RIDER

Effective date of this
endorsement/rider: December 29, 2006   FEDERAL INSURANCE COMPANY
                                       Endorsement/Rider No. 3
                                       To be attached to and form a part of
                                       Bond No. 82069532

Issued to: STEWART CAPITAL MUTUAL FUNDS

                    AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Newly Created Investment Companies or Increases in Assets If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), including an increase due to the creation of a new registered management investment company, the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the Bond Period, provided that the total combined Limit of Liability for all ASSUREDS under this Bond does not exceed $500,000 as a result of such increase. If the Act requires bonding limits in excess of $500,000, then the increase in limits shall not occur unless the COMPANY has agreed in writing to do so.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.


14-02-11919 (03/2006) Page 1

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                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)
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     RESOLVED, that the Board of Trustees of Stewart Capital Mutual Funds, including a majority of those Trustees who are not "interested persons" of Stewart Capital Mutual Funds, find that the terms and amount of the Fidelity Bond Policy ("Bond Policy") to be obtained from Federal Insurance Company are in the best interests of the Trust, that the proper officers of the Trust be, and they hereby are, authorized to execute, with the advice of legal counsel to the Trust, the Bond Policy with a limit of $250,000, as described in the materials presented to the Board; and it is

     FURTHER RESOLVED, that the premium for the Bond Policy set forth in the materials presented to the Board be, and it hereby is, approved; and it is

     FURTHER RESOLVED, that the premium for the Bond Policy be, and it hereby is, determined to be fair and reasonable; and it is

     FURTHER RESOLVED, that the Secretary is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is

     FURTHER RESOLVED, that the proper officers of the Trust are hereby directed to:

     (1) File with the Commission within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Trustees including a majority of the directors who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by each Fund, and (iii) a statement as to the period for which the premiums for such bond have been paid;

     (2) File with the Commission, in writing, within five days after the making of a claim under the bond by a Fund, a statement of the nature and amount thereof;

     (3) File with the Commission within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the Bond Policy; and

     (4) Notify by registered mail each member of the Board of Trustees at his or her last known residence of (i) any cancellation, termination or modification of the Bond Policy, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the Bond Policy by the Fund at any time the filings required under (2) and (3) above are made with the Commission, and (iii) the filing and proposed terms of settlement of any claim under the Bond Policy by any other insured, within five days of the receipt of a notice from the fidelity insurance company.